UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Aegerion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00767E102

(CUSIP Number)

Glen Ibbott

Chief Financial Officer

QLT Inc.

887 Great Northern Way, Suite 250

Vancouver, B.C., Canada, V5T 4T5

Copy to:

Raymond O. Gietz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00767E102		13D

1	Name of Reporting Persons Or I.R.S. Identification Nos. of Above Persons (Entities Only) QLT Inc.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds: OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,659,291*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,659,291*

11	Aggregate Amount Beneficially Owned by Reporting Person: 6,659,291*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 22.6%*

14	Type of Reporting Person: CO

* Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (as defined below) described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Issuer Common Stock referred to herein except for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.  The Reporting Person does not have any pecuniary interest in any of such Issuer Common Stock.

Item 1.         Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”) of Aegerion Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  This Schedule 13D relates to the 6,659,291 shares of Issuer Common Stock (“Shares”) owned in the aggregate by Broadfin Healthcare Master Fund, Ltd. (“Broadfin”), Sarissa Capital Domestic Fund L.P. (“Sarissa Capital Domestic”) and Sarissa Capital Offshore Master Fund LP (“Sarissa Capital Offshore” and, together with Sarissa Capital Domestic, “Sarissa Capital”) (each of the foregoing, a “Shareholder” and together, the “Shareholders”).

The address of the principal executive offices of the Issuer is One Main Street, Suite 800, Cambridge, MA 02142.

Item 2.         Identity and Background.

(a) This Schedule 13D is being filed by QLT Inc. (“QLT”).

(b) The principal executive office of QLT is located at 887 Great Northern Way, Suite 250, Vancouver, B.C., Canada, V5T 4T5.  The Reporting Person is a corporation incorporated under the laws of British Columbia.

(c) QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. QLT is focused on developing its synthetic retinoid program for the treatment of certain inherited retinal diseases.

(d) — (e) During the past five years, QLT has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of QLT (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein.  To QLT’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, each Shareholder has entered into a Voting Agreement (as defined below) with QLT.  The Voting Agreements (which are the bases for the beneficial ownership by QLT of the Shares) were entered into as a condition and inducement to QLT’s willingness to enter into the Merger Agreement (as defined below), and do not require the payment of any funds by QLT.  Thus, no funds have been used for this purpose.

Item 4.         Purpose of Transaction.

On June 14, 2016, QLT entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, QLT and Isotope Acquisition Corp., a Delaware corporation and wholly owned indirect subsidiary of QLT (“MergerCo”).  Subject to the terms and conditions of the Merger Agreement, MergerCo will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned indirect subsidiary of QLT.

At the effective time of the Merger (the “Effective Time”), each share of Issuer Common Stock (other than shares owned by the Issuer, QLT or any of their subsidiaries) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 1.0256 validly issued, fully paid and non-assessable common shares of QLT (the “Equity Exchange Ratio”).  The Equity Exchange Ratio may be reduced if, prior to closing of the Merger, the Issuer settles (i) the previously disclosed Department of Justice (“DOJ”) and Securities and Exchange Commission (“SEC”) investigations into the Issuer’s sales activities and disclosure related to its JUXTAPID® (lomitapide capsules) product for amounts that exceed the amounts set forth in the Issuer’s preliminary agreements in principle with the DOJ or SEC and/or (ii) the pending putative shareholder class action lawsuit for an amount that exceeds the Issuer’s director and officer insurance coverage. If the Issuer does not settle the DOJ and SEC investigations and the class action lawsuit prior to closing, QLT shareholders will receive warrants exercisable for common shares of QLT with an aggregate value equal to the excess over the thresholds described above, up to an aggregate value of $25 million.

Upon completion of the Merger, and giving effect to the investment in QLT to be made pursuant to a Unit Subscription Agreement immediately prior to the Merger by an investor syndicate, QLT shareholders immediately prior to the Merger will own approximately 67% of the outstanding common shares of QLT, and current holders of Issuer Common Stock will own approximately 33% of the outstanding common shares of QLT.

Concurrently with the execution of the Merger Agreement, QLT entered into separate voting agreements with each of Broadfin and Sarissa Capital (each, a “Voting Agreement” and together, the “Voting Agreements”) pursuant to which, among other things, each Shareholder agreed during the term of its Voting Agreement to (i) vote its Shares in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated in the Merger Agreement and (ii) not sell or otherwise transfer its Shares prior to consummation of the Merger.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreements, which are attached as Exhibits 2.1, 10.5 and 10.6, respectively, to QLT’s Current Report on Form 8-K/A (File No. 001-17082) filed with the Securities and Exchange Commission on June 17, 2016, which exhibits are incorporated by reference in their entirety in this Item 4.

Item 5.         Interest in Securities of the Issuer.

(a) — (b) Immediately prior to the execution of the Voting Agreements, QLT did not beneficially own any Issuer Common Stock. However, as of the execution of the Voting Agreements on June 14, 2016, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), QLT may be deemed to have shared voting and/or dispositive power with respect to (and therefore beneficially own) the Shares, representing approximately 22.6% of the outstanding shares of Issuer Common Stock. Accordingly, the percentage of the outstanding shares of Issuer Common Stock that QLT may be deemed to beneficially own is approximately 22.6%.

Except as set forth above or on Schedule I, neither QLT nor, to the best of QLT’s knowledge, any of the individuals named in Schedule I hereto, owns any shares of Issuer Common Stock, other than Jason Aryeh.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by QLT that it is the beneficial owner of any of the Shares, except as required for purposes of Section 13(d) of the Exchange Act, or for any other purpose and such beneficial ownership is expressly disclaimed. QLT does not have any pecuniary interest in any of the Shares.

Except pursuant to the terms of each Voting Agreement as described in this Schedule 13D, QLT does not have power to vote or direct the voting of the Shares and QLT does not have any sole or shared power to dispose or direct the disposition of the Shares.

All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 29,504,912 outstanding shares of Issuer Common Stock as reported in the Merger Agreement as of June 8, 2016.

(c) Except as set forth in this Item 5, to the best knowledge of QLT, neither QLT nor any other person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock, other than Jason Aryeh.

(d) — (e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.         Material to be Filed as Exhibits.

Exhibit Number	Description

1

Agreement and Plan of Merger, dated as of June 14, 2016, by and among Aegerion Pharmaceuticals, Inc., QLT Inc. and Isotope Acquisition Corp. (incorporated by reference from Aegerion Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on June 15, 2016)

2

Voting Agreement, dated as of June 14, 2016, by and between QLT Inc. and Broadfin Healthcare Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 of QLT Inc.’s Current Report on Amendment No. 1 to Form 8-K filed with the SEC on June 17, 2016)

3

Voting Agreement, dated as of June 14, 2016, by and between QLT Inc., Sarissa Capital Domestic Fund LP and Sarissa Capital Offshore Master Fund LP (incorporated by reference to Exhibit 10.6 of QLT Inc.’s Current Report on Form 8-K filed with the SEC on June 16, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2016

QLT INC.

	By:	/s/ Glen Ibbott
Name: Glen Ibbott
Title: Chief Financial Officer

Schedule I

Directors and Officers of the Reporting Person

I.     Directors

Name	Country of Citizenship	Present Principal Occupation	Present Business Address
Jason M. Aryeh	United States	Managing General Partner of JALAA Equities, LP, a private hedge fund focused on the biotechnology and specialty pharmaceutical sector	c/o QLT Inc. 877 Great Northern Way, Suite 250 Vancouver, B.C. Canada, V5T 4T5
Stephan L. Sabba	United States	Partner and Health Care Portfolio Manager at Knott Partners, LP, an investment fund	c/o QLT Inc. 877 Great Northern Way, Suite 250 Vancouver, B.C. Canada, V5T 4T5
John C. Thomas, Jr.	United States	Chief Financial Officer, Secretary and Director of CorMatrix, a privately-held medical device company	c/o QLT Inc. 877 Great Northern Way, Suite 250 Vancouver, B.C. Canada, V5T 4T5
Dr. John W. Kozarich	United States	Chairman and President of ActivX Biosciences, Inc., a wholly-owned subsidiary of the international pharmaceutical company KYORIN Pharmaceutical Co., Ltd.	c/o QLT Inc. 877 Great Northern Way, Suite 250 Vancouver, B.C. Canada, V5T 4T5
Dr. Geoffrey F. Cox	United States	Director & Interim Chief Executive Officer of QLT Inc.	c/o QLT Inc. 877 Great Northern Way, Suite 250 Vancouver, B.C. Canada, V5T 4T5
Jeffrey A. Meckler	United States	Chief Executive Officer and Director of Cocrystal Pharma, Inc., a virology focused life sciences company	c/o QLT Inc. 877 Great Northern Way, Suite 250 Vancouver, B.C. Canada, V5T 4T5

II.    Officers

Name	Country of Citizenship	Present Principal Occupation	Present Business Address
Dr. Geoffrey F. Cox	United States	Interim Chief Executive Officer	c/o QLT Inc. 877 Great Northern Way, Suite 250 Vancouver, B.C. Canada, V5T 4T5
Glen Ibbott	Canada	Senior Vice President, Finance; Chief Financial Officer	c/o QLT Inc. 877 Great Northern Way, Suite 250 Vancouver, B.C. Canada, V5T 4T5
Dr. Lana Janes	Canada	Senior Vice President, Intellectual Property and Technology Development; Chief Patent Officer	c/o QLT Inc. 877 Great Northern Way, Suite 250 Vancouver, B.C. Canada, V5T 4T5
Dori Assaly	Canada	Senior Vice President, Legal; Corporate Secretary	c/o QLT Inc. 877 Great Northern Way, Suite 250 Vancouver, B.C. Canada, V5T 4T5